

# Form NRSRO

# Exhibit 4: Organizational Structure

March 2026



## Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates

```
                    ┌─────────────────────────┐
                    │     Morningstar, Inc.    │
                    │          (US)            │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │   Morningstar Ratings    │
                    │      Holding Corp.       │
                    │          (US)            │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │ Ratings Acquisition Corp.│
                    │        (Cayman)          │
                    └─────────────────────────┘
```

| DBRS, Inc. (US) | DBRS Limited (Canada) | DBRS Ratings Limited (UK) | DBRS Ratings GmbH (Germany) | DBRS Ratings Pty Limited (Australia) |

Under DBRS Ratings GmbH (Germany):

| DBRS Ratings GmbH, Sucursal en España (Madrid Branch Office) | DBRS Ratings GmbH, Branch India (Mumbai Branch Office) |



# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Organization)

**Chief Revenue Officer Morningstar, Inc.**

**President Credit Ratings**

**Global Head of Business Development ***

**Head of Canada & Global Investor Strategy**

**Executive of Finance**

**Head of Credit Products**

**Head of Credit Technology**

**Group Managing Director Structured Finance Credit Ratings**

Asset-Backed Securities

Residential Mortgage Backed Securities

Commercial Mortgage Backed Securities

Structured Credit

Real Estate

**Head of Credit Practices Global Fundamental ***

**Head of Credit Practices Global Structured Finance ***

**Group Managing Director Fundamental Credit Ratings**

Sovereign & Public Finance

Financial Institutions

Energy, Utilities & Natural Resources

Diversified Industries

Private Corporate Credit & Credit Estimates

Project, Infrastructure & Sports Finance

**Head of Credit Standards & Processes\*\*\***

**Head of Methodology Review Function \*\***

**Head of Risk Management \*\***

\*   Solid line ( —— ) indicates direct administrative reporting line.
    Dotted line ( - - - - ) indicates secondary reporting line.
\*\*   Is accountable to the DBRS Group Boards of Directors.
\*\*\* President, Credit Ratings currently assumes this role.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)

**Chief Legal Officer**
**Morningstar, Inc**

**Global Chief Compliance Officer, Ratings & Benchmarks \*\***
*(Madrid)*

**Global Chief Compliance Officer, Global Controls**
*(Sydney)*

**Regional Compliance Officer / Deputy Chief Compliance Officer \*\***
*(London)*

**Regional Compliance Officer**, Canada / **Designated Compliance Officer**, US \*\*\*
*(Toronto)*

**Regional Compliance Officer**
*(Sydney)*

**Head of Compliance Programs**
*(Toronto)*

**Regional Compliance Officer \*\***
*(Madrid)*

**Regional Compliance Officer**
*(Chicago)*

**Head of Financial Crimes**
*(Chicago)*

**Head of Monitoring & Testing**
*(Madrid)*

**Head of Conflicts of Interest**
*(Paris)*

**Head of Policies & Procedures and Training**
*(New York)*

Solid line ( —— ) indicates direct administrative reporting line.
Dotted line ( - - - - ) indicates secondary reporting line.
\*\*  Is accountable to the DBRS Group Boards of Directors.
+   The Canadian Regional Compliance Officer is the interim US DCO.
•   Blue text indicates the role is employed by Morningstar, Inc.
•   Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
•   Green text indicates the role is employed by a Morningstar, Inc. affiliate outside of DBRS, Inc.
•   There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (HR, Audit, Finance, Information Security, Legal)



* Solid line ( —— ) indicates direct administrative reporting line.
  Dotted line ( - - - - ) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 4

| Subsidiary | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Corporate Fundamentals, Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| DBRS, Inc. | US (Delaware) | Morningstar Ratings Holding Corp. owns 100%. |
| Lumonic, Inc. | US (Delaware) | PitchBook Data, Inc. owns 100%. |
| Morningstar Credit Analytics LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Index Holding Corp. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Investment Management LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Investment Services LLC | US (Delaware) | Morningstar Investment Management LLC owns 100%. |
| Morningstar Ratings Holding Corp. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Research Services LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| PitchBook Data, Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| PitchBook Holding, Inc. | US (Delaware) | PitchBook Data, Inc. owns 100% |
| Sustainalytics U.S. Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Center for Research in Security Prices, LLC | US (Illinois) | Morningstar, Inc. owns 100%. |
| Morningstar Credit Ratings, LLC | US (Pennsylvania) | DBRS, Inc. owns 100%. |
| DBRS Ratings Pty Limited | Australia | Ratings Acquisition Corp. owns 100%. |
| Morningstar Australasia Pty Limited | Australia | Morningstar Group Australia Pty Limited owns 100%. |
| Morningstar Group Australia Pty Limited | Australia | Morningstar Holland B.V. owns 100%. |
| Morningstar Investment Management Australia Limited | Australia | Morningstar Group Australia Pty Limited owns 100%. |
| Sustainalytics Australia Pty Ltd. | Australia | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Brasil Informações Financeiras Ltda. | Brazil | Morningstar Holland B.V. owns 100%. (Note A) |
| DBRS Limited | Canada | Ratings Acquisition Corp. owns 100%. |
| Jantzi Research Inc. | Canada | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Canada Group, Inc. | Canada | Morningstar Holland B.V. owns 100%. |
| Morningstar Research, Inc. | Canada | Morningstar Canada Group, Inc. owns 100%. |
| Ratings Acquisition Corporation | Cayman Islands | Morningstar Ratings Holding Corp. owns 100%. |
| Servicios Morningstar Chile Limitada | Chile | Morningstar Holland B.V. owns 100%. (Note A) |



# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 4

| Subsidiary | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Morningstar (Shanghai) Ltd. | China | Morningstar Asia, Ltd. owns 100%. |
| Morningstar (Shenzhen) Ltd. | China | Morningstar Asia, Ltd. owns 100%. |
| Morningstar Finance (Cyprus) Limited | Cyprus | Morningstar Ratings Holding Corp. owns 100%. |
| GES Investment Services Danmark A/S | Denmark | GES International AB owns 100%. |
| Morningstar Danmark A/S | Denmark | Morningstar Danmark Holding ApS owns 100%. |
| Morningstar Danmark Holding ApS | Denmark | Morningstar Holland B.V. owns 100%. |
| Morningstar France Fund Information SARL | France | Morningstar France Holding SAS owns 100%. |
| Morningstar France Holding SAS | France | Morningstar Holland B.V. owns 100%. |
| Sustainalytics S.A.R.L. | France | Sustainalytics B.V. owns 100%. |
| DBRS Ratings GmbH | Germany | Ratings Acquisition Corp. owns 100%. |
| Morningstar Deutschland GmbH | Germany | Morningstar Holland B.V. owns 100%. |
| Morningstar Indexes GmbH | Germany | Morningstar Indexes Limited owns 100% |
| Sustainalytics B.V. German Branch | Germany | (Note E) |
| Sustainalytics GmbH | Germany | Sustainalytics B.V. owns 100%. |
| Morningstar Asia Limited | Hong Kong | Morningstar Holland B.V. owns 100%. |
| Morningstar Investment Management Asia Limited | Hong Kong | Morningstar Investment Management LLC owns 100%. |
| DBRS Ratings GmbH, Branch India | India | (Note B) |
| Morningstar India Private Limited | India | Corporate Fundamentals, Inc. owns 100%. |
| Morningstar Investment Research India Private Limited | India | Morningstar Investment Management LLC owns 100%. |
| Morningstar Italy, S.R.L. | Italy | Morningstar Holland B.V. owns 100%. |
| Ibbotson Associates Japan K.K. | Japan | Morningstar Investment Management LLC owns 100%. |
| Morningstar Japan, Inc. | Japan | Ibbotson Associates Japan K.K. owns 100% |
| Sustainalytics Japan Inc. | Japan | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Wealth International Limited | Jersey | Morningstar Wealth Portfolio Services Limited owns 100%. |
| Morningstar Korea, Ltd. | Korea | Morningstar, Inc. owns 100%. |
| Morningstar Luxembourg S.a.r.l. | Luxembourg | Morningstar Holland B.V. owns 100%. |
| Investigaciones MSMexico, S. de R.L. de C.V. | Mexico | Morningstar Holland B.V. owns 100%. (Note A) |
| Morningstar Research Limited | New Zealand | Morningstar Australasia Pty Limited owns 100%. |
| Morningstar Norge AS | Norway | Morningstar Holland B.V. owns 100%. |
| Sustainalytics B.V. Amsterdam Sucursala Timisoara | Romania | (Note E) |
| Sustainalytics S.R.L. | Romania | Sustainalytics B.V. owns 100%. |
| Morningstar Investment Adviser Singapore Pte. Limited | Singapore | Morningstar Asia Limited owns 100%. |
| Morningstar Research Pte. Limited | Singapore | Morningstar Asia Limited owns 100%. |



# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 4

| Subsidiary | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Sustainalytics Pte Ltd. | Singapore | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Credit Analytics (Pty) Ltd | South Africa | Morningstar Credit Analytics Limited owns 100%. |
| Morningstar Investment Management South Africa (Pty) Limited | South Africa | Morningstar Investment Management LLC owns 100%. |
| Morningstar Research (Proprietary) Limited | South Africa | Morningstar Holland B.V. owns 100%. |
| DBRS Ratings GmbH Sucursal en España | Spain | (Note B) |
| Morningstar Europe Services, S.L. | Spain | Morningstar Holland B.V. owns 100%. |
| Morningstar Network, S.L. | Spain | Morningstar Holland B.V. owns 100%. |
| GES International AB | Sweden | Sustainalytics Holding B.V. owns 100%. |
| Morningstar HoldCo AB | Sweden | Morningstar Holland B.V. owns 100%. |
| Morningstar Sweden AB | Sweden | Morningstar HoldCo AB owns 100%. |
| Morningstar Switzerland GmbH | Switzerland | Morningstar Holland B.V. owns 100%. |
| Morningstar Asia Limited, Taiwan Branch | Taiwan | (Note C) |
| Morningstar Research Thailand Limited | Thailand | Morningstar, Inc. owns 100%. (Note D) |
| Morningstar Europe B.V. | The Netherlands | Morningstar, Inc. owns 100%. |
| Morningstar Holland B.V. | The Netherlands | Morningstar Europe B.V. owns 100%. |
| Sustainalytics B.V. | The Netherlands | Morningstar Europe B.V. owns 100%. |
| Sustainalytics Holding B.V. | The Netherlands | Morningstar Holland B.V. owns 100%. |
| Morningstar (Dubai) Ltd. | United Arab Emirates | Morningstar Holland B.V. owns 100%. |
| Morningstar Wealth Administration (DIFC Branch) Limited | United Arab Emirates | Morningstar Wealth Administration Limited owns 100%. |
| DBRS Ratings Limited | United Kingdom | Ratings Acquisition Corp. owns 100%. |
| Morningstar Credit Analytics Limited | United Kingdom | Morningstar Credit Analytics LLC owns 100%. |
| Morningstar Europe Limited | United Kingdom | Morningstar Holland B.V. owns 100%. |
| Morningstar Finance Limited | United Kingdom | Ratings Acquisition Corp. owns 100%. |
| Morningstar Indexes Limited | United Kingdom | Morningstar Index Holding Corp. owns 100% |
| Morningstar Investment Management Europe Limited | United Kingdom | Morningstar Investment Management LLC owns 100%. |
| Morningstar Real-Time Data Limited | United Kingdom | Morningstar UK Limited owns 100%. |
| Morningstar UK Limited | United Kingdom | Morningstar Holland B.V. owns 100%. |
| Morningstar Wealth Administration Limited | United Kingdom | Morningstar Wealth Portfolio Services Limited owns 100%. |
| Morningstar Wealth EMA Trustees Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Morningstar Wealth Portfolio Services Limited | United Kingdom | Morningstar Investment Management LLC owns 100%. |
| Morningstar Wealth Retirement Services Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Morningstar Wealth Retirement Trustees Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Morningstar Wealth Software Limited | United Kingdom | Morningstar Wealth (UK) Limited owns 100% |



# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2025. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 4 of 4

| Subsidiary | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Morningstar Wealth Trustee Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Morningstar Wealth (UK) Limited | United Kingdom | Morningstar Wealth Portfolio Services Limited owns 100%. |
| PitchBook Data Limited | United Kingdom | PitchBook Data, Inc. owns 100%. |
| Smart Investment Management Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Smartfund Nominees Ltd | United Kingdom | Morningstar Wealth Administration Limited owns 100%. |
| Sustainalytics UK Limited | United Kingdom | Sustainalytics B.V. owns 100%. |

Note A: Morningstar, Inc. owns less than 1% of this entity.
Note B: DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C: Morningstar Asia Limited has a Taiwan branch.
Note D: Corporate Fundamentals, Inc. own less than 1% of this entity.
Note E: Sustainalytics B.V. Amsterdam Sucursala Timisoara and Sustainalytics B.V. German Branch are each a branch of Sustainalytics B.V.